SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 27, 2017 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Bonus Awards for 2016

On January 27, 2017, the compensation committee (the "Compensation Committee") of the Board of Directors of Radio One, Inc. (the "Company" or "Radio One") gave approval for payout of cash bonuses to certain named executive officers of Radio One for the year-ended December 31, 2016. In making 2016 annual bonus decisions for Alfred C. Liggins, III, Chief Executive Officer (the "CEO") and Catherine L. Hughes, Founder and Chairperson (the "Founder"), the Compensation Committee considered the applicable performance criteria as set forth in the CEO's and Founder's 2008 employment agreements (the "2008 Employment Agreements"). While the terms of the 2008 Employment Agreements were updated by terms approved by the Compensation Committee on September 30, 2014 (the "2014 Terms of Employment"), no final agreements have been executed. Thus, the Compensation Committee looked to the 2008 Employment Agreements for certain criteria but also exercised discretion to reflect a number of factors and changed circumstances not contemplated by the 2008 Employment Agreements. The 2008 Employment Agreement performance criteria, as updated by the 2014 Terms of Employment, and additional considerations for each of the Founder and CEO are set forth below.

2008 Employment Agreement Performance Criteria, as updated by the 2014 Terms of Employment, and Additional Considerations for the Founder. The Founder's 2008 Employment Agreement provided for an annual cash bonus payable at the discretion of the board up to a maximum of $250,000. The 2014 Terms of Employment updated the maximum payout to $500,000. Under the terms of her 2008 Employment Agreement, as updated by the 2014 Terms of Employment, in exercising its discretion whether or not to pay the Founder such bonus, the Compensation Committee generally considered the Company's overall performance for a given fiscal year and the Founder's contributions to the success of the Company.

2008 Employment Agreement Performance Criteria¸ as updated by the 2014 Terms of Employment, and Additional Considerations for the CEO. The Compensation Committee establishes the bonus level for the CEO. Under the terms of his 2008 Employment Agreement, the CEO's bonus award could not in the aggregate exceed his current annual base salary or $980,000. The 2014 Terms of Employment updated the maximum payout to $1,250,000. Under the 2008 Employment Agreement, as updated by the 2014 Terms of Employment, the CEO's bonus award had two components. The first component, equaling 50% of the award (or approximately $625,000 based on current compensation), was based on the achievement of pre-established individual and Company performance goals, as determined by the Compensation Committee in consultation with the CEO (the "Performance Goals Portion"). For calendar year 2016, the elements and allocations of the Performance Goals Portion were as follows: (i) Company's consolidated performance as measured by EBITDA versus the Company's consolidated budget - allocation equaled 50% of the performance based award (25% of aggregate award) or maximum payout of $312,500; (ii) successful improvement of free cash flow, including as measured by performance versus bank covenants - allocation equaled 20% of the performance based award (10% of aggregate award) or maximum payout of $125,000; (iii) performance as measured by expense management and cost containment objectives - allocation equaled 20% of the performance based award (10% of aggregate award) or maximum payout of $125,000 and (iv) share price performance - allocation equaled 10% of the performance based award (5% of aggregate award) or maximum payout of $62,500. The second component, equaling the balance of the award ($625,000), is determined at the discretion of the Compensation Committee. Under the 2008 Employment Agreement, as updated by the 2014 Terms of Employment, in determining the amount of the discretionary portion of the CEO's bonus, the Compensation Committee was permitted to consider factors such as "over-performance" versus all or any one of the pre-established individual and Company performance goals under the Performance Goals Portion of the bonus.

In considering the above described performance criteria for the CEO and Founder, the Compensation Committee made the following observations in determining performance-based bonus compensation:

(i)   The Compensation Committee considered the 2016 operating performance of the Company on a consolidated basis. In this regard, the Compensation Committee noted that the Company delivered EBITDA at 100% of budget.

(ii)   The Compensation Committee further noted the Company's improved free cash-flow performance, including as measured by performance versus bank covenants.

(iii)   Next, the Compensation Committee considered that the Company's expense management and cost containment objectives were met in full.

(iv)   Finally, the Compensation Committee further noted the Company's 80% share price improvement.

With respect to the discretionary portion of the CEO's 2016 bonus, the Compensation Committee considered a number of other factors, including but not limited to: (i) the Company's successes with a number of key vendors; (ii) political over-performance; and (iii) Reach Media's favorable performance. With all of the above factors in mind, the Compensation Committee made the determination to pay cash bonuses to the CEO and the Founder in the amounts of $1,250,000 and $500,000, respectively, representing a 100% payout of their bonus potential.

The bonuses payable to Peter D. Thompson, Chief Financial Officer, Linda J. Vilardo, Chief Administrative Officer, and David Kantor, the Company's Chief Executive Officer – Radio Division, were also considered and determined in the discretion of the Compensation Committee.   Mr. Thompson and Mrs. Vilardo were each awarded a cash bonus in the amount of $300,000. Mr. Kantor did not receive a bonus for the calendar year 2016 as the combined radio and Reach Media segments did not achieve radio/Reach Media segment EBITDA as set forth in the Company's 2016 budget.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

February 1, 2017

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer